UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: +852 36908356 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on March 31, 2023, MMTEC, Inc. (the “Company”) commenced a registered direct offering of Senior Convertible Promissory Notes with an institutional investor (the “Purchaser”) pursuant to a securities purchase agreement (the “Agreement”) of the same date. Pursuant to the Agreement the Purchaser may purchase Senior Convertible Promissory Notes (the “Notes”) in the aggregate original principal amount of not more than $70 million. The Notes will mature on the second anniversary of their issuance date. The Notes have an original issue discount of 20%, resulting in an aggregate purchase price for the Offering of up to $56 million assuming the full purchase of Notes under the Agreement. Pursuant to the Agreement, the period during which the Purchaser may purchase the Notes began on March 31, 2023 (the “Effective Date”) and ends on May 11, 2023, the 30th business day after the Effective Date. There is no minimum commitment under the Agreement.

Investor may convert all or any part the outstanding balance of the Note at any time after the Effective Date into the Company’s ordinary shares, par value $0.01 (the “Ordinary Shares”), at a price equal to 75% multiplied by the lowest closing price during the five trading days immediately preceding the date of the conversion notice, subject to a floor price of $0.30 per share, as adjusted pursuant to the terms of the Note, as well as certain adjustments and ownership limitations specified in the Note.

The Company will not effect any conversion of the Note to the extent that, as a result of such conversion, the holder of the Note together with its affiliates, or its designee, on an individual basis, would beneficially own more than 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon such conversion of the Note.

A copy of the legal opinion issued by the Company’s British Virgin Islands counsel, Ogiers (Hong Kong), in connection with the offering is attached hereto as Exhibit 5.1.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Ogiers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong
Chief Financial Officer

Date: May 10, 2023

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